Organigram Closes Previously Announced Acquisition of Sanity Group, Private Placement Financing with BAT and ATB Senior Secured Credit Facilities

TORONTO, Ontario and BERLIN, Germany – April 15, 2026 – Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”) and Sanity Group GmbH (“Sanity” or “Sanity Group”) jointly announced the successful closing of Organigram’s previously announced acquisition (the “Acquisition”) of Sanity Group, pursuant to the terms of a share purchase agreement dated February 18, 2026 (the “Share Purchase Agreement”). In connection with closing of the Acquisition, a wholly owned subsidiary of the Company acquired all of the issued and outstanding shares of Sanity Group not already owned by the Company for an upfront purchase price paid on closing of €107.3 million, consisting of €78.0 million in cash and €29.3 million in share consideration (the “Upfront Consideration”). In connection with the closing of the Acquisition, the Company also closed its previously announced private placement financing (the “Private Placement”) with BT DE Investments Inc. (“BAT”), a wholly owned subsidiary of British American Tobacco p.l.c.1, for total gross proceeds of €40.3 million (equal to C$65.2 million)2, and its previously announced senior secured credit facilities (the “Loan Facilities”) of up to C$60 million.
1 BAT (as defined below) is a shareholder in both Organigram and Sanity and has opted to take Shares in Organigram in lieu of cash for its interest in Sanity.
2 As determined using the average daily exchange rate published by the Bank of Canada on April 8, 2026 for converting Canadian dollars into Euros, being CAD$1.00 equals €0.6179.

The Company is also pleased to announce that, in connection with the closing of the Acquisition, Mr. Max Konrad Narr has been appointed to the Company’s board of directors for the duration of the Earnout Period (as defined below).
A portion of the cash component of the Upfront Consideration payable in connection with the Acquisition was funded using an amount drawn from Organigram’s Jupiter strategic investment pool (the “Jupiter Pool”), a capital pool established in 2024 with funding from BAT to support international growth initiatives. The use of such funds in connection with the Acquisition represents the final deployment of the Jupiter Pool.

About Sanity Group
Sanity Group is one of Europe’s leading pure-play cannabis companies, headquartered in Germany with a scalable European platform and expanding operations in Switzerland, the United Kingdom, Poland and Czechia. Sanity has developed a diversified and sophisticated commercial footprint across key segments of the cannabis value chain, including medical cannabis, regulated recreational pilot programs, and wellbeing products. Sanity benefits from deep regulatory expertise, strong distribution and logistics capabilities, and an extensive network of strategic partners across Europe.

Structuring of Consideration and Earnout under the Share Purchase Agreement
The Upfront Consideration paid on closing consisted of €78.0 million in cash3 and €29.3 million in share consideration, which was satisfied by Organigram issuing 3,146,195 common shares in the capital of the Company (the “Common Shares”) to the former shareholders of Sanity (the “Sellers”) and 12,638,228 non-voting Class A convertible preferred shares in the capital of the Company to BAT (the “Preferred Shares”, and together with the Common Shares, the “Shares”) at a price per Share of €1.8547 (C$3.00). The Upfront Consideration is based on estimated cash, debt and working capital of Sanity Group and is subject to post closing adjustment. In addition to the Upfront Consideration, the Sellers are entitled to future earnout consideration of up to €113.8 million, consisting of up to €20.0 million in cash, and up to €93.8 million in Shares, to be priced based on the volume-weighted average price of the Company’s Common Shares on the Toronto Stock Exchange (the “TSX”) for the twenty trading days on which there was a closing price for the Common Shares immediately preceding the settlement of such Shares, subject to a C$3.00 floor and C$4.00 cap (the “Earnout Consideration”), dependent on Sanity Group’s financial performance during the 12-month period ended April 1, 2027 (the “Earnout Period”).

ATB Credit Facility
In connection with the Acquisition and concurrently with the closing of the Acquisition, the Company closed the previously announced Loan Facilities between the Company, as borrower, ATB Financial as administrative agent, sole lead arranger and bookrunner, and the lenders party thereto from time to time (the “Credit Agreement”).
3 BAT (as defined below) is a shareholder in both Organigram and Sanity and has opted to take Shares in Organigram in lieu of cash for its interest in Sanity.

The Loan Facilities consist of a (i) C$20 million non-revolving term facility; (ii) C$30 million revolving credit facility; and (iii) C$10 million operating facility. The Loan Facilities are secured by assets of the Company and its material subsidiaries.
The proceeds of the non-revolving term loan have been used to partially fund the Acquisition. The revolving credit facility may be used to fund any earn out obligations in connection with the Acquisition and to finance working capital requirements and for general corporate purposes. The operating facility will be used to finance working capital requirements and for general corporate purposes.
Pursuant to the agreed conditions of the Loan Facilities, the Company has initially drawn C$20 million of the term loan on closing at the Prime Rate (as defined in the Credit Agreement). The Loan Facilities will mature on April 14, 2029 and the Company may, at its discretion, repay the balance of the Facilities without penalty, at any time (subject to the applicable notice requirements under the Credit Agreement). The Credit Agreement includes customary positive and negative covenants and events of default or loans of similar type, including financial covenants.

Private Placement with BAT
In connection with the Acquisition and concurrently with the closing of the Acquisition, the Company closed its previously announced Private Placement with BAT. Pursuant to closing of the Private Placement, BAT acquired, on a private placement basis, 1,152,800 Common Shares and 12,874,274 Preferred Shares of the Company at a price of C$3.00 per Share for gross proceeds of C$42.08 million, and 9,897,356 Preferred Shares of the Company at a price of C$2.335854 per Share, pursuant to the exercise of certain existing top-up rights, for gross proceeds of C$23.12 million, for total gross proceeds of €40,287,080 (equal to C$65.2 million)4 (the “Private Placement Subscription Proceeds”) pursuant to the terms of a subscription agreement dated February 18, 2026 (the “Subscription Agreement”). The Private Placement Subscription Proceeds were used to finance the cash portion of the Upfront Consideration and certain related transaction expenses of the Company.
Pursuant to the terms of the Subscription Agreement, the Shares issued in the closing of the Private Placement were allocated between Common Shares and Preferred Shares, such that if the number of Common Shares owned by BAT or its affiliates, associates, related parties and any joint actors would have exceeded the 30% Threshold after the closing of the Private Placement, the Company issued to BAT the greatest number of Common Shares issuable pursuant to the closing without exceeding the 30% Threshold, with the remainder of the Shares issuable as Preferred Shares (all as more specifically set forth in the Subscription Agreement).
The Preferred Shares are non-voting convertible preferred shares of the Company convertible at the option of BAT without payment of any additional consideration (subject to the 30% Threshold). The Preferred Shares are convertible initially on a one-for-one basis into Common Shares; provided, however, that the conversion rate will increase at a rate of 7.5% per annum commencing from the initial date on which such Preferred Shares are issued, until such time as the holders of Preferred Shares would beneficially own, or exercise control or direction over, directly or indirectly, with their respective affiliates, associates, related parties and any joint
4 As determined using the average daily exchange rate published by the Bank of Canada on April 8, 2026 for converting Canadian dollars into Euros, being CAD$1.00 equals €0.6179.

actors, after giving effect to the conversion of the Preferred Shares, 49.0% of the aggregate number of Common Shares issued and outstanding.

Amended and Restated Investor Rights Agreement
In connection with the closing of the Private Placement, the Company and BAT entered into a second amended and restated investor rights agreement (the “Second Amended & Restated IRA”), which further amends and restates the prior investor rights agreement dated January 23, 2024 between the Company and BAT to, among other things, provide increased flexibility concerning debt financing transactions by Organigram and refresh the time periods with respect to certain provisions. A copy of the Second Amended & Restated IRA will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Advisors and Counsel
In connection with the Acquisition, the Company engaged EY for financial and tax advisory work, and BMO Capital Markets to provide a fairness opinion in respect the consideration to be paid by the Company pursuant to the Share Purchase Agreement. Goodmans LLP acted as Canadian legal counsel to the Company in connection with the Acquisition, the Loan Facilities and the Private Placement. Hogan Lovells International LLP acted as German legal counsel to the Company on the Acquisition, and McMillan LLP acted as U.S. legal counsel to the Company in connection with the Acquisition.
Sanity Group engaged its former Managing Director and Chief Investment & Strategy Officer, Max Narr, to support the management of the Acquisition, and Rothschild & Co acted as its exclusive financial advisor. Katharina Erbe (RSR / Season 5) and Patrick Biagosch (Biagosch Partner) acted as German legal counsel to Sanity Group, and McMillan LLP acted as Canadian legal counsel to Sanity Group. Stikeman Elliott LLP acted as Canadian legal counsel to BAT in connection with the Private Placement.

Additional Information Regarding the Acquisition, Private Placement and Loan Facilities
For additional details on the Acquisition and the Private Placement, see the Management Information Circular dated February 23, 2026, the Share Purchase Agreement for the Acquisition and the Subscription Agreement for the Private Placement, copies of which are available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For additional details on the Loan Facilities, see the Loan Facilities, a copy of which is available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

About Organigram Global Inc.
Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada. Through its acquisition of Collective Project Limited, Organigram Global participates in the U.S. and Canadian cannabinoid beverage markets. Organigram is focused on producing high-quality cannabis for adult consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Collective Project, Trailblazer, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking-statements. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release.
Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements reflect current beliefs of management of the Company with respect to future events and are based on information currently available to management including the reasonable assumptions, estimates, analysis and opinions of management of the Company considering their experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. There is a risk that some or all the expected benefits of the Acquisition may fail to materialize or may not occur within the time periods anticipated by the Company. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of the Company following the business combination difficult. Material risks and uncertainties that could cause actual results to differ from forward-looking statements include the inherent uncertainty associated with the financial and other projections (including projections relating to revenue, EBITDA, valuation and the calculation of the Earnout Consideration) as well as market changes arising from Canadian and European governmental actions or market conditions; the prompt and effective integration of Sanity into the Company not being possible; the ability to achieve the anticipated synergies and value-creation contemplated by the business combination not being possible or being delayed; the response of business partners and retention as a result of the business combination being negative; the impact of competitive responses to the business combination negatively impacting the Company; the ability to achieve the expected manufacturing and production output including flower supply not being possible; the risk that Sanity may not achieve the financial performance thresholds required for the payment of some or all of the Earnout Consideration; and the diversion of management time on business combination-related issues. Readers are cautioned that the foregoing list of factors is not exhaustive. Other risks and uncertainties not presently known to the Company or that the Company presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein. For a more detailed discussion of risks and other factors, see the factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.
Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
For Organigram Investor Relations enquiries:
Max Schwartz, Director of Investor Relations
investors@organigram.ca
For Organigram Media enquiries:
Mark McKay, Director Communications and Digital Strategy
mark.mckay@organigram.ca
For Sanity Group Media enquiries:
Jennifer Plankenbühler, Press Officer and Lead Medical PR
presse@sanitygroup.com